ANNUAL GENERAL AND SPECIAL MEETING FOR WESTPORT FUEL SYSTEMS INC.
NOTICE & ACCESS NOTIFICATION TO SHAREHOLDERS
You are receiving this notification as Westport Fuel Systems Inc. (“Westport Fuel Systems”) has decided to use the notice-and-access method for delivery of meeting materials to its beneficial shareholders. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Annual General and Special Meeting. However, instead of a paper copy of the Management Information Circular dated March 14, 2022 ("Information Circular”), shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and reduce the cost of printing and mailing materials to shareholders. Please review the Information Circular prior to voting.

VIRTUAL MEETING ACCESS	VOTING AT THE MEETING
Thursday May 5th, 2022 at 10:00 am PT / 1:00pm ET	Registered Shareholders and Duly Appointed Proxy Holders are required to preregister in order to vote telephonically at the Meeting.
Webcast: https://services.choruscall.ca/links/westportasgm20220505.html or Phone: 1-800-319-4610 (Canada/USA) +1-604-638-5340 (International)	Pre-Registration Link: https://tinyurl.com/wfsagsm2022 Preregistration (with unique Meeting access to follow) available up to 48 hours before.

Business of the Meeting
Shareholders will be asked to consider and vote on the following matters:
E1. Election of Directors

The election of directors of Westport Fuel Systems for the next year. Information respecting the election of directors may be found in the “Matters to be Acted Upon - Election of Directors” section of the Information Circular.

2. Appointment of Auditors

The appointment of KPMG LLP as auditors for Westport Fuel Systems for the next year and the authorization of the directors to fix their remuneration. Information respecting the appointment of the auditors may be found in the “Matters to be Acted Upon - Appointment of Auditors” section of the Information Circular.

3. Advisory say-on-pay vote

On an advisory basis, accepting the Corporation’s approach to executive compensation. Information respecting the advisory say-on-pay vote may be found in the “Matters to be Acted Upon - Advisory Vote on Approach to Executive Compensation” section of the Information Circular.

4. Westport Fuel Systems By-Law Amendment

The certification of the amendments to the Westport Fuel Systems By-Laws. Information respecting the By-Law amendment vote may be found in the “Matters to be Acted Upon - Amendment to Westport Fuel Systems Inc. By-Laws” section of the Information Circular.

BENEFICIAL HOLDERS - VOTING IN ADVANCE
Beneficial Holders are asked to register their vote by using one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:
INTERNET:	www.proxyvote.com	TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)
MAIL:	The voting instruction form may be returned by mail in the envelope provided

Websites Where Meeting Materials are Posted	Paper Copies of the Meeting Materials
Materials can be viewed online at www.SEDAR.com or at the following internet address: https://investors.wfsinc.com/financials/annual-reports/	Beneficial shareholders may request that paper copies of the meeting materials be sent to them by first class mail, courier or equivalent within three (3) business days after receiving the request at no cost by dialing 1-877-718-2046. Westport Fuel Systems estimates that requests must be received by no later than 4:00pm Pacific Time, Friday April 29, 2022 in order to receive the meeting materials in advance of the meeting date. Requests for meeting material may be made up to one year from the date the information Circular was file on SEDAR.
Questions
Shareholders with questions about Westport Fuel Systems Annual General Meeting, or about notice-and-access, can reach Westport Fuel Systems Investor Relations team at 1-844-718-2046 or invest@wfsinc.com.

By order of the Board of Directors of Westport Fuel Systems Inc.,	David M. Johnson Chief Executive Officer March 14, 2022
2022-03-14